August 23, 2021

Valerie J. Lithotomos Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	USCA All Terrain Fund (the “Fund” or the “Registrant”) File No. 811- 23055

Dear Ms. Lithotomos:

This letter responds to your telephonic comments that we received on August 12, 2021 relating to Amendment No. 8 under the Investment Company Act of 1940, as amended, to the Fund’s registration statement (the “Registration Statement”), filed on June 30, 2021. Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf.  All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

Comment 1.  What percentage of underlying funds that the Fund invests in have cryptocurrency exposure?  Approximately what is the Fund’s overall exposure to cryptocurrencies through such underlying funds?

Response.   The Fund’s exposure to cryptocurrency is limited to one underlying fund that represents a 6.7% position for the Fund.  Such underlying fund’s exposure to cryptocurrency is approximately 1.0% of that underlying fund’s net asset value; therefore, the Fund’s exposure to cryptocurrency assets is approximately 0.067% of its net asset value.

Comment 2.  Specifically, what instruments do the underlying funds with cryptocurrency plan to invest in to gain cryptocurrency exposure (i.e., in what securities do the underlying funds invest)?

Response.   The underlying fund with cryptocurrency exposure may invest in: (i) Bitcoin & Ethereum; (ii) Layer 1 Assets (such as Binance Smart Chain & Flow); (iii) Defi Assets (such as Uniswap, Aave & Sushiswap); and (iv) Web3 Asset.  The underlying fund’s cryptocurrency strategy is capped at 3.0% of that underlying fund’s net asset value.

Comment 3.  Does the Fund have any plans in place in the event an underlying fund distributes cryptocurrency assets in kind?

Response.   The Fund intends to invest either in underlying funds that do not distribute cryptocurrency assets in kind, or if an underlying fund does distribute cryptocurrency assets in kind, the Fund would not take delivery and would seek to immediately sell the cryptocurrency assets.  The Fund currently has exposure to one underlying fund with cryptocurrency exposure.  Such underlying fund has represented to the Fund that any redemption proceeds from the sale of cryptocurrency assets would never be distributed in kind.

August  23, 2021

Comment 4.  We note that there is “bad income” associated with investments in cryptocurrency.  How does the Fund monitor its exposure to cryptocurrency-related “bad income”?  Is there concern that the Fund will not qualify as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code?

Response.   The Fund intends to monitor its exposure to cryptocurrency assets, including any potential “bad income” that may result from such exposure, on a regular basis.  The Registrant notes that the Fund’s current exposure to cryptocurrency assets is limited to one underlying fund and that such exposure is passed through a Cayman Islands controlled foreign corporation (“CFC”).  The Registrant notes that any cryptocurrency income generated through a CFC is not considered “bad income” for purposes of Subchapter M of the Internal Revenue Code, therefore, the Fund does not expect to generate cryptocurrency-related “bad income” through its current investment and does not anticipate any issues with qualifying as a RIC.  If exposure to cryptocurrency assets becomes more significant in the future, and investments are not made through a CFC, the Fund will proactively take steps to mitigate risks associated with any resulting bad income.

If you have any questions or additional comments, please call the undersigned at (513) 352-6693.

Very truly yours, /s/ Ryan S. Wheeler Ryan S. Wheeler

cc:  Craig Foster, Thompson Hine LLP